UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 29, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

diaDexus, Inc.

File No. 000-26483- CF#26858

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diaDexus, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 13, 2011 and as amended on July 7, 2011.

Based on representations by diaDexus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2011
Exhibit 10.2	through December 31, 2011
Exhibit 10.3	through December 31, 2011
Exhibit 10.5	through December 31, 2011
Exhibit 10.6	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel